November 27, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary R. Todd, Reviewing Accountant

Gentlemen:

Re:	Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for fiscal 2007
File No. 1-10109

On behalf of Beckman Coulter, Inc. (“Beckman Coulter” or “company”), this letter is being transmitted in response to comments received from the staff of the Securities and Exchange Commission (“Commission”) by letter addressed to Scott Garrett dated November 8, 2007 with respect to the company’s (a) Form 10-K for the fiscal year ended December 31, 2006, (b) Form 10-Q as of September 30, 2007, and (c) Form 8-K dated October 30, 2007. The numbering of the paragraphs below corresponds to the numbering of the comments in the staff’s letter which, for convenience, we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, starting on page 25

Results of Operations, page 33

Revenue by Geography, page 34

1.	We see that a significant portion of your revenues are derived from outside of the United States. With respect to that revenue you have presented only generalized information about percentage movements. In future filings, please provide disclosure that more clearly describes and quantifies the contributions to revenue from individual regions outside of the United States, and where significant, individual countries. Also describe reasons for changes in revenues attributed to those regions or individual countries, where significant.

In future filings, we will provide additional information to more clearly describe the contributions to revenue from individual regions outside of the United States, and changes therein. We will also describe amounts or changes related to individual countries, if significant. In 2006 we did not have significant revenue from any one country outside of the United States.

Financial Statements

Note 1 Nature of Business and Significant Accounting Policies, starting on page 52

Revenue Recognition, page 54

2.	We read in the MD&A Overview of page 33 that you have shifted your leasing agreements from sales-type leases to operating-type leases. Please explain to us specifically how you altered leasing arrangements so that operating lease accounting is now appropriate.

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

November 27, 2007

Prior to our shift in leasing policy, most leases which the company entered into met the criteria for sales type lease recognition as specified in SFAS 13 paragraphs 7c and 7d (in addition to meeting the criteria under paragraph 8). The non-cancelable lease term was typically 5 years, and therefore, the lease term exceeded 75% of the equipment’s estimated useful life, and the present value of the minimum lease payments equaled or exceeded 90% of the fair value of the instruments. Leases which did not meet those criteria were accounted for as operating leases. As a result of changes in market conditions, in 2005 we shifted our focus to lease agreements which do not meet the criteria for sales-type lease recognition. Specifically, most of our lease agreements entered into since our leasing policy shift include language which allows the customer to renegotiate the lease following the second anniversary date if the customer’s purchase of reagents substantially decreases. Accordingly, the lease term is cancelable and the payments may be reduced, such that recovery of at least 90% of the fair value of the equipment is uncertain. As a result, the lease terms do not meet the criteria for recognition as a sales-type lease, and operating lease accounting is appropriate.

3.	Please expand future filings to include each of the disclosures from paragraph 23b to SFAS 13. If you believe those disclosures are not required, please explain.

We plan to continue to disclose the cost of instruments placed on operating lease and accumulated depreciation, as required by paragraph 23b i, in footnote 2 as “customer leased instruments” under the captions “property, plant and equipment, net” and “less accumulated depreciation”. We believe that the disclosures specified in paragraph 23b ii are not required because the non-cancelable period following the balance sheet date is less than two years. As a result, the minimum future rentals are not material to the consolidated financial statements. We will consider such disclosure in the event that the amounts become material to our consolidated financial statements. We do not have contingent rental income related to our leased instruments, and therefore do not have amounts to disclose under paragraph 23b iii.

4.	With respect to the cost of equipment on or held for operating leases, please tell us how your presentation for cash flow statement purposes considers the guidance from paragraph 24 to SFAS 95.

We include additions to customer leased instruments within our additions to property, plant and equipment, classified as investing activities in our cash flow statement. We believe this presentation is consistent with the guidance from paragraph 24 of SFAS 95, which states that the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities. We note that paragraph 24 also states that the acquisition or production and subsequent sale of equipment rented to others for a short period and then sold shall be considered operating activities. We believe that the length of our leases is longer than a “short period” and our subsequent sales of leased equipment are infrequent. Accordingly, we believe that the classification as investing activities is appropriate under SFAS 95.

Note 17 Business Segment Information, page 85

5.	We see that you report revenues under four product areas. Please tell us how you concluded that you have no reportable segments. Fully explain to us how you applied the guidance from SFAS 131 in reaching your conclusion. Please be specific in supporting your position.

The company considered the requirements of SFAS 131 in concluding that it has one reportable segment following its restructuring in 2005. The Company’s Chief Executive Officer, who is also the Chief Operating Decision Maker (“CODM”), evaluates the overall profitability and performance of the company as a single business segment. Within the single segment, the company has identified four Business Groups or Product Areas, each focused on a core product strategy. These four areas are: Chemistry Systems, Immunoassay Systems, Cellular Systems, and Discovery and Automation systems (“Product Areas”).

The company uses a single global infrastructure for its worldwide commercial operations, with its sales force supporting all products as part of that single infrastructure. Although the CODM has visibility with regards to revenue for each of its Product Areas, other financial data regarding profitability or other performance measures by Product Area have not been available. Therefore, the CODM has evaluated revenue performance at the Product Area level while profitability has been analyzed on an enterprise-wide basis. As a result, the CODM does not use profitability or other performance measures for resource allocation or investment decisions. Those

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

November 27, 2007

decisions are based upon the overall spending levels the company can afford, and how those expenditures align with company-wide goals. As such, and in accordance with paragraph 10 of FAS 131, the company’s Product Areas do not meet the definition of an “operating segment” due to a lack of available discrete financial information. The company has, however, disclosed information regarding its products based on the disclosure requirements of SFAS 131, paragraph 37 “Information about Products and Services”.

As a strong indicator of one segment, our Management Incentive Plan approved by the Organization and Compensation Committee of the Board of Directors is based upon the operations of the consolidated company in total. As a result, we believe that we currently have one segment under SFAS 131.

Furthermore, we made changes to our management structure at the beginning of 2007 and have been working to develop additional financial information by business groups. We will continue to evaluate our information and organizational structure and the requirements of FAS 131 to determine whether we have additional segments in the future.

6.	We note the significance of your international operations. Please explain to us why it is not necessary to provide disaggregated geographic information under paragraph 38 of SFAS 131.

The Company did not disaggregate its international operations by country, primarily due to the insignificance of sales to any individual country as compared to total sales. International sales to an individual country did not exceed 7% of total sales. Therefore, the Company did not deem sales to any individual country material for disclosure purposes as required under paragraph 38(a) of SFAS 131. In addition, assets in an individual country were also not deemed material for the purpose of disclosure under paragraph 38(b).

Form 10-Q as of September 30, 2007

Condensed Consolidated Statements of Cash Flows, page 5

7.	We see that you restated the cash flow statement to correct summarization errors between depreciation and fixed asset additions. Please tell how you concluded that you should not file an Item 4-02 Form 8-K.

The errors occurred in our summarization of the eliminating entries while consolidating the balances of customer leased instruments and related depreciation. The company considered Item 4-02 of Form 8-K, along with SFAS 154, SAB 108 and SAB 99 in concluding that previously issued financial statements were deemed reliable and that a Form 8-K filing was not applicable. In making this determination, we evaluated both quantitative and qualitative measures. As part of our evaluation, the financial statements for 2004, 2005, 2006, and Q1 2007 were reviewed to determine whether the summarization errors identified were material to require a restatement of previously issued financial statements.

The summarization error resulted in a misstatement of cash flows used in investing activities with an equal misstatement of cash flows used in operating activities. The adjustment resulted in a change that impacted the operating activities line by less than 6% for 2004, 2005, 2006, and Q1 2007. The effect on investing activities for all periods listed was less than 8%. The summarization errors did not change the overall cash position reported in the statement of cash flows or affect any line item within the balance sheet or statement of earnings for the periods listed above. The errors did not affect the trends in the line items impacted by the errors. As a result, we believe the summarization errors are quantitatively immaterial.

SAB 99 requires that in addition to quantitative measures, qualitative aspects be considered in evaluating whether an error is material. An assessment of materiality must consider the significance of an item to users of a registrant’s financial statements. As stated in SAB 99, a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Concept Statement 2 further states that an error is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the correction of the item. In performing our analysis we also considered the qualitative criteria set forth in SAB 99 and concluded that the summarization error

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

November 27, 2007

would not be considered important to a reasonable person. For example, the error was not intentional, had no impact on management incentive plans, did not impact earnings or any trend in earnings, did not affect compliance with regulatory requirements or credit agreements, did not affect free cash flow which is a non-GAAP measure used by the company and some investors, and the trend in each line item of the cash flow was not distorted by these reclassifications.

Additionally, the effect of the error on the 10-K footnote disclosure regarding composition of certain financial statement captions is to reduce the gross amount of property, plant and equipment and accumulated depreciation amounts for 2005 and 2006 by less than 4% and 7%, respectively. This restatement did not impact our previously reported consolidated balance sheets, statements of earnings, comprehensive income, or changes in stockholders’ equity. The impact on the consolidated statement of cash flows was deemed immaterial both quantitatively and qualitatively. Based on the aforementioned, we concluded that the financial statements for the years 2004, 2005, 2006 and Q1 2007 were not materially misstated from a qualitative and quantitative perspective. As such, we believe that previously filed financial statements are reliable and that a disclosure under Item 4-02 Form 8-K is not required.

8.	Please tell us whether the errors will affect the statements of cash flows presented in the Form 10-K for 2006. If so, please quantify the amounts involved and explain your conclusions regarding materiality.

In our 10-K for 2007, the statements of cash flows for 2006 and 2005 will be restated to correct the amounts previously reported. Specifically, the amount presented in the Consolidated Statement of Cash Flows for the year ended December 31, 2006 will reflect a reduction of $15.9 million to previously reported balances as follows (in millions):

	Previously Reported	Restated
Depreciation and amortization	$181.5	$165.6
Operating cash flows	$322.6	$306.7
Additions to property, plant, and equipment	$316.1	$300.2
Investing cash flows	$460.5	$444.6

The amounts reported within the Consolidated Statement of Cash Flows for the year ended December 31, 2005 will reflect a reduction of $11.2 million to previously reported balances as follows (in millions):

	Previously Reported	Restated
Depreciation and amortization	$145.0	$133.8
Operating cash flows	$419.7	$408.5
Additions to property, plant, and equipment	$243.9	$232.7
Investing cash flows	$484.5	$473.3

In evaluating the materiality of the summarization errors, we noted that the summarization errors did not change the overall cash position reported in the statement of cash flows or affect the balance sheet and statements of earnings, or any line items within the

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

November 27, 2007

balance sheet or statements of earnings, for the periods listed above. Quantitatively, the impact on the operating and investing lines of the cash flows was not more than 5% for the years 2005 and 2006. Qualitatively, we considered the factors described in our answer to question #7. Based upon our analysis of these quantitative and qualitative factors, we believe that the summarization errors are immaterial.

9.	In future filings, please also identify each restated financial statement with the label “restated” at the top of the relevant column.

It is our understanding, as confirmed in discussions with our auditors, that the staff believes that prior year financial statements reflecting immaterial corrections need not be labeled as “restated”. We believe that the corrections are immaterial. We plan to note on the face of the financial statements the line items which have been corrected, and provide a reference to the footnote description of the correction. We believe that this provides the reader of the financial statements the appropriate context of the correction of the error.

Form 8-K dated October 30, 2007

10.	The discussion of operations presented in the earnings release does not consistently identify and describe financial measures determined according to GAAP with equal or greater prominence to non-GAAP financial measures. We refer, for instance, to the discussions of gross profit and research and development on page 2 of the earnings release. In future filings, please revise to more fully comply with the guidance from S-K Item 10(e)(1)(i)(A).

We inadvertently omitted the GAAP change in gross profit, which was not materially different from the amount disclosed. We believed that our discussion of the change in spending for research and development was on a GAAP basis, as we explained the significant item in the prior year which did not recur, and the increased level of other spending in research and development. However, we note the staff’s comment and in future filings, Beckman Coulter will revise its earnings release to more fully comply with the guidance from S-K Item 10(e)(1)(i)(A).

11.	We refer to the paragraph beginning “In this press release, the Company reported the following non-GAAP financial measures...” presented on page 5 of the release. The list of non-GAAP measures does not appear complete because the information presented on pages 11 and 12 discloses various additional non-GAAP financial measures. As well, you should provide separate disclosure about the usefulness and reasons for presentation for each non-GAAP financial measure disclosed. Please refer to S-K Item 10(e)(1)(i) and the related FAQ. Appropriately revise future earnings releases.

In future earnings releases, we will limit the number of non-GAAP financial measures and will provide separate disclosure about the usefulness and reasons for presentation for each non-GAAP financial measure disclosed.

12.	We note that you present non-GAAP measures in the form of condensed consolidated statements of earnings. This format may be confusing to investors as it presents various non-GAAP captions and sub-totals which have not been individually described to investors. It is not clear whether management uses each of these non-GAAP measures; and, they may be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented with accompanying explanation about why you believe each non-GAPP measure provides useful information to investors.

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To eliminate investor confusion, please remove the pro forma condensed consolidated statements of earnings from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

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Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

November 27, 2007

Beckman Coulter presented the non-GAAP measures in the form of condensed consolidated statements of earnings to provide investors with an understanding of the impact of various items on operating income and net earnings. However, we now understand the staff’s views with respect to each line item as a non-GAAP measure, and will remove the adjusted condensed consolidated statement of earnings from future earnings releases. Instead, we will disclose only a limited number of non-GAAP measures, with appropriate reconciliations.

We note that the staff may have additional questions in the event that our Form 8-K is incorporated by reference into a 1933 Act registration statement.

13.	It appears that you may be disclosing EBITDA as a performance measure. If you are disclosing EBITDA as a performance measure: (1) tell us how your disclosure considers the guidance from questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and (2) tell us why you believe it is appropriate in your specific circumstances to present EBITDA as a performance measure.

Our disclosure of EBITDA was intended to be disclosed as a performance measure to provide supplemental information about our business, which has been difficult for investors to understand since our leasing policy change. However, we now recognize that we did not sufficiently consider the guidance from questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In future earnings releases, we will either remove the reference to EBITDA or will expand on the disclosures to reflect the guidance in questions 8 and 15.

Beckman Coulter further acknowledges that:

•	Beckman Coulter is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Beckman Coulter may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we will comply with these comments in all future filings with the Commission. We would be pleased to discuss our responses in a conference call. Please contact me at (714) 773-6626 with any questions regarding the above or to arrange a conference call.

Sincerely,

BECKMAN COULTER, INC.

/s/ Carolyn D. Beaver
Carolyn D. Beaver Corporate Vice President, Controller Chief Accounting Officer

cc:	Mr. Scott Garrett, Beckman Coulter, Inc.

Mr. Arnold A. Pinkston, Beckman Coulter, Inc.

Mr. Charles P. Slacik, Beckman Coulter, Inc.

Mr. Glenn Schafer, Audit Committee Chairman

Mr. Dave Kane, KPMG LLP

Ms. Celina Doka, KPMG LLP